

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 20, 2016

Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

> **Re:** **TYG Solutions Corp.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 19, 2016**
> **File No. 333-198284**

Dear Mr. Barmatz:

Our preliminary review of your registration statement indicates that it fails to include financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the date of filing. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: Matheau J. W. Stout, Esq.